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                                                                    Exhibit 23.4

September 6, 2002

Cooper Industries, Inc.
600 Travis, Suite 5800
Houston, Texas 77002-1001

Ladies and Gentlemen:

We hereby consent to the incorporation by reference in the Registration Statement pertaining to the offer by Cooper Industries, Inc. (the "Company") of $300 million aggregate principal amount of 5.25% Senior Notes due 2007 of the reference to an analysis, which our firm assisted with, concerning the contingent liability exposure of the Company for certain asbestos-related claims, under "Item 3. Legal Proceedings" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Estimates" included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, and in Note 3 to its consolidated financial statements for the year ended December 31, 2001.

Sincerely,

/s/ Charles E. Bates, CEO

BATES WHITE BALLENTINE